



THE PROBLEM

Chat and social platforms are global, but ultimately limited by the language of each user – this makes it challenging to develop meaningful personal and business connections at a global level

Hello!

Bonjour!



English   English + German   German

Existing language translation solutions are limited to one-to-one communications – human translators, cut and paste translation, voice translation software, and translation mobile applications

OUR SOLUTION

We are developing a fun and simple app that allows even the most non-technical users to chat and share content globally

GlobeChat is the world's first and only multi-lingual software that translates instantly to all members of a group chat, even if everyone speaks a different language

We connect people based on advanced filter searches that include, age, gender, occupation, hobbies, interests, political views, and more



4:16
It's nice to meet you in chat!
8:15PM - translated from German
Nice to meet you too! What's your country like in Spring?
9:26PM
05/02/2020
Ivan Drago
Russia is glorious in Springtime! Actually, Russia is glorious in all the seasons - probably the greatest place on Earth to be anytime of year! I have a convertible and it's great!
7:38AM - translated from Russian
Sarah Crock
Germany is quite nice this time of year. Not as warm as SoCal though!
7:43AM - translated from German
Deutschland ist zu dieser Jahreszeit ganz nett. Nicht so warm wie SoCal!
Native message
GIF
Type a message

OUR APP

GlobeChat is available in over 200 countries on iOS and Android, with 62 built-in languages

Core features include customizable multilingual chat groups, private chats, user matching, and a global content wall

Designed with Gen Z and Millennials in mind – our app capitalizes on the desire for global experiences, connections, and followers


3:49
global
following
3 comments
103 comments
Chadwick
Olga
Is there anything on Earth better than a cup of tea?
3,002 comments
297 comments
Katie
Tekai
29 comments
865 comments
search

BROWSE

Swipe left and right to view potential connections

Specifically browse connections based on commonalities

Quickly report inappropriate content


4:24
David
105,456 Global Followers
FOLLOW
CONNECT


4:23
David
London, England
35 years, Architect, Married
105,456 Global Followers
LANGUAGES
English
Spanish
INTERESTS
Design
Hiking
Cooking
FOLLOW
CONNECT

Swipe up for more detailed user info

Global followers sums all social accounts

Request to connect or simply follow for content updates

CONNECT

To connect, both users must request and accept connection – this reduces poor and unwanted user interactions

Once connected, users can start multi-lingual chatting and sharing content immediately

In group chats, users will be prompted to accept additional users, if not already connected



CHAT

Familiar, intuitive chat interface

Long press to see native language

Rich content sharing – videos, images, and GIFs


4:21
Kevin Strom
Germany is the greatest nation this world has ever known. We have the finest cars, people, and economy.
3:18PM - translated from German
04/23/2020
My name is Kevin Strom, and I support this message!
7:43AM - translated from German
Mein Name ist Kevin Strom und ich unterstütze diese Nachricht!
7:43AM - native message
Umm... okay...
9:05AM
9:06AM
GIF
Type a message


4:19
My Chats
Ida Miller
Today
Jared's been back from that island for a whole day and he didn't get any paper?
Olga Kuznetsova
Yesterday
I think it's because the pixels change value differently than a conventional...
Chadwick Simon
Yesterday
No way... He didn't say anything to me about it.
Kevin Strom
2 days ago
Of course I'm the best!
Art Vandelay
6 days ago
I've always been an architect. I work mainly in NY, but I'm global, baby.

Quickly start private or group chats with your contacts

All your global chats, in one place

Quick access to all app features

PRIVACY / SECURITY

Malicious users and inappropriate content are immediately removed to retain the highest levels of quality

Users can only view others within an appropriate age range – 13 to 17 cannot see older members and 18+ up cannot view minors

Users can easily and anonymously report bad behavior – all user data is encrypted and securely stored on the cloud



10:43
Profile
Kevin Strom
Los Angeles, California
Corporate Communications Exec
21 years old
Married
Children
Premium User
1,321,691 Global Followers
LANGUAGES
English
German
REMOVE CONNECTION
REPORT USER
CANCEL

YEP, IT'S PATENTED

Patent Number
US Patent #9985922

Patent Title
"System and Method for Multi-Lingual Networking and Communication"

Summary
(1) A message sent in one language to multiple recipients simultaneously, each of which instantly receive the message in their own language. (2) The ability to search anyone, anywhere in the world, very narrowly or very broadly, based on thousands of individual and unique filters.

Publication Date / May 2018
Patent Attorneys / Knobbe Martens in Irvine, CA

GlobeChat is also a Registered Trademark
US Trademark #4994376


US 20160352674A1

(19) **United States**
(12) **Patent Application Publication** (10) **Pub. No.: US 2016/0352674 A1**
Strom (43) **Pub. Date: Dec. 1, 2016**

(54) **SYSTEM AND METHOD FOR MULTI-LANGUAL NETWORKING AND COMMUNICATION**

(71) Applicant: **Kevin Strom**, San Juan Capistrano, CA (US)

(72) Inventor: **Kevin Strom**, San Juan Capistrano, CA (US)

(21) Appl. No.: **14/726,318**

(22) Filed: **May 29, 2015**

Publication Classification

(51) **Int. Cl.**
H04L 12/58 (2006.01)
G06F 17/28 (2006.01)

(52) **U.S. Cl.**
CPC *H04L 51/32* (2013.01); *G06F 17/289* (2013.01); *G06F 17/2881* (2013.01)

(57) **ABSTRACT**

A method and system are provided that facilitate multilingual communication and international social networking. In one respect, the system and method allow individual social network users to instantly message, or chat, with others in the social network according to personally-selected filters. For example, a user may choose to filter others in the social network by age, gender, location, political preference, relationship status, and even hobbies and interests regardless of any personal acquaintance between the user and filtered members. In another respect, the system and method provide automatic and real-time translation of any text or messages conveyed over the social network so that each user may easily communicate with each other user, regardless of any usual language barriers. Translated text and messages may be further cached in electronically stored memory for ease of future translation.

SYSTEM FOR MULTILINGUAL NETWORKING AND COMMUNICATION
SOCIAL NETWORK

OUR LEADERSHIP TEAM







David Baxter / CTO

Software Engineer
@ Rosetta Stone

Prior Experience
DoD, UCSD, Duke, Humana + UHC

B.S. Computer Science
San Joaquin Delta

Kevin Strom / CEO

Founder @ GlobeChat
Founder @ WeWorld

Prior Experience
AT&T Government Markets

B.A. Corporate Communications
Northern Illinois University

Slade Simpson / CCO

Director of Innovation + Design
@ Intellivision

Prior Experience
Design Central, Sculptify, Honda R+D

B.S. Mechanical Engineering
Ohio University

AWARDS / NOMINATIONS

- 2018 Orange County Business Journal Innovator of The Year Finalist

- 2018 Association for Corporate Growth StartUp Award Nominee

- 2018 Orange County Excellence in Entrepreneurship Awards Finalist

- 2017 Ernst & Young Entrepreneur of The Year Nominee

- 2017 OCTANe High-Tech Innovator of The Year Award Finalist

- 2017 Orange County Business Journal Innovator of The Year Finalist

- 2017 Orange County Excellence in Entrepreneurship Awards Finalist

- 2017 Global Business Travel Association Most Impactful Travel Innovation

- 2016 Phocuswright Travel Industry Catalyst of The Year Award Finalist

- 2016 Web Summit Global Startup Competition in Lisbon, Portugal Finalist

- 2016 Orange County Tech Alliance Innovator of The Year Finalist

- 2016 Orange County Business Journal Innovator of The Year Finalist

- 2016 Startup Battle in London, UK Finalist (#2 of 350)

- 2016 OC Tech Alliance Hi-Tech Award Finalist

- 2016 Tech Coast Angels Startup Competition Winner (#1 of 120)

GLOBAL IMPACT

1

Offer a platform for users to **connect globally**

2

Bring people together based on **commonalities**

3

Eliminate the language barrier from text-based chat



TARGET AUDIENCE

With the GlobeChat app, we are targeting Gen Z's and Millennials (ages 13-34), with a strategic focus on ages 18-24

Media-rich, experiential platforms are most popular with this target audience, with connection/messaging apps closely following

This age group is tech-savvy, multi-cultural, and highly-anxious – because of their relationship with social media, they feel pressure to live outwardly exciting lives

Top platform use in the last month:

	Gen Z		Millennial	
1	YouTube	97%	YouTube	95%
2	Instagram	79%	Facebook	89%
3	Snapchat	74%	Facebook Messenger	79%
4	Facebook	60%	Instagram	61%
5	Facebook Messenger	51%	Snapchat	47%
6	Twitter	47%	Twitter	46%
7	Pinterest	33%	Pinterest	41%
8	Twitch	28%	WhatsApp	27%

CONFIDENTIAL / source : genYZ Digital Study, July 2018

USER PERSONA

Meet Zoey…

- She's 23 years old (Gen Z)
- She's a young professional, with a small budget set aside for travel and experiences
- She loves to travel, learn about different cultures, and see art from all over the world – she's always wanted to learn a second language
- She has a small social following, but wants to grow it for personal and professional reasons
- She wants to connect with other graphic designers globally to share ideas


12:56
Profile
Zoey Smith
London, England
Graphic Designer
23 years old
Female
Single
Premium User
3,456 Global Followers
LANGUAGES
English
INTERESTS
Culture
Travel
Food
Liberal
Freelance
Art
START A CHAT

COMPETITORS

 Ablo

 Azar

- 1:1 global video chats with strangers
- Google App of the Year 2019
- Incubated by Match Group
- 6.5M downloads in 180 countries
- 50K new friendships daily

- 1:1 global video chats with strangers
- 100M downloads in 200 countries
- 13B Matches between users
- Purchase gems as in-app currency
- $100K mo. revenue in just six months

MONETIZATION

GlobeChat is based on a “Freemium” model

At $4.99 per month, Premium Users get access to the following benefits:

- An all-in-one social media hub, where users can connect and display all their accounts
- A Global Follower count – a sum of total followers on all connected social media accounts
- Increased global visibility, as Premium Users are placed at the top of new user searches
- A unique platform for influencers to expand and engage their audience globally
- Increased post visibility on Global Wall – taking up 4 tiles, rather than a single tile



12:50
Profile
Kevin Strom
Los Angeles, California
Corporate Communications Exec
21 years old
Married
Children
Premium User
1,321,691 Global Followers
LANGUAGES
English
German
INTERESTS
Dancing
Comedy
Baseball
Rugby
Jogging
Cooking
START A CHAT

GROWTH PROJECTIONS

Short-term (1-6 months)
We project 4% of downloads will result in a premium subscription, yielding $20,000 projected monthly gross revenue per 100,000 downloads

Medium-term (6-12 months)
By aggressively targeting Gen Z and Millennial micro-influencers, we will achieve 1M global downloads and increase our premium conversion rate to 5%

Long-term (12+ months)
We will leverage our valuable global database and user preferences/interests/activity – we know their age, gender, marital status, gender preference, location, language, occupation, and interests


3:49
global
following
3 comments
103 comments
Chadwick
Olga
Is there anything on Earth better than a cup of tea?
3,002 comments
297 comments
Katie
Tekai
29 comments
865 comments
search

PROFITABILITY

GlobeChat has the following expenses:

- Server Costs

- Advertising

- Annual Taxes, Legal, and Accounting

- App Store Fees

- Administrative fees (email, domain, etc.)

GlobeChat, Inc. is a C-Corp
Registered in Delaware

GlobeChat will become profitable with only 4,000 Premium Memberships



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The Instant Translation App



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